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Genesis Health Ventures(SM)




                                                                 News Release

Contact: George V. Hager, Jr.                         148 West State Street
(610) 444-6350                                        Kennett Square, PA 19348
For Immediate Release                                 Tel 610 444 6350
                                                      Fax 610 444 3365


KENNETT SQUARE, Pa.--Oct 1, 1996--Genesis Health Ventures Inc. (NYSE:GHV) Tuesday announced the issuance and sale of $125 million aggregate principal amount of 9.25% Senior Subordinated Notes due 2006 in an offering exempt from registration.

The Notes will be unsecured senior subordinated obligations of Genesis and, as such, will be subordinated in right of payment to all existing and future senior indebtedness.

Genesis intends to use the proceeeds from the offering together with borrowings under its credit facility to repay certain debt assumed as a result of the acquisition of Geriatric & Medical Companies Inc. (The "GMC Transaction"), to pay the cash portion of the purchase price of the GMC Transaction and to repurchase GMC accounts receivable which were previously financed.

The acquisition, which was announced on July 11, 1996, is expected to close in early October, 1996.

The Notes have not been registered under the Securities Act of 1993. Accordingly, the Notes may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration under the Securities Act. Because the Notes have been completely sold, this news release is made as a matter of record only.

A leader in the healthcare industry, Genesis Health Ventures was founded in 1985 to redefine how America cares for the elderly, utilizing a coordinated, comprehensive approach that helps older people define and live a full life. The company has established Genesis ElderCare(SM) Networks in five major metropolitan markets in the eastern United States and currently serves more than 70,000 customers.


CONTACT:

Genesis Health Ventures Inc., Kennett Square

George V. Hager Jr., 610/444-6350